FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         Press Release announcing that STMicroelectronics will publish its third quarter results on October 18, 2001.

PR No. C1093H

                               STMicroelectronics
             to publish third quarter results on October 18, 2001.

                      Q3 2001 results will be released at
7:00 AM U.S. Eastern Time, 1:00 PM Central European Time (Paris and Milan time).

GENEVA - October 12, 2001 - STMicroelectronics (NYSE:STM) will release its Q3 2001 results on October 18, 2001 at approximately 7:00 AM U.S. Eastern Time, 1:00 PM Central European Time (Paris and Milan Time). The press release will be available on the ST website immediately after publishing.

The management of STMicroelectronics will conduct a conference call at 10:00 AM U.S. Eastern Time, 4:00 PM Central European Time (Paris and Milan), to discuss operating performance for the third quarter of 2001.

The conference call will be available via the Internet by addressing the following Web Address:

                                 www.vcall.com

Please go to the Web site at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast will be available until October 26, 2001.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on Borsa Italiana, Milano. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Investor Relations Europe:
Benoit de Leusse
Investor Relations Manager Europe
Tel: +33.4.50.40.24.30
Fax: +33.4.50.40.25.80

Press Relations
Maria Grazia Prestini
Director, Corporate Media Relations
Tel: +33.4.50.40.25.32
Fax: +33.4.50.40.25.40

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2001                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer